Filed pursuant to Rule 433
Registration Statement No. 333-168347

September 19, 2012

Final Term Sheet

$2,000,000,000

Vodafone Group Public Limited Company

$1,000,000,000 1.25% Notes due September 2017
$1,000,000,000 2.50% Notes due September 2022

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Goldman, Sachs & Co. at 1-866-471-2526, Mitsubishi UFJ Securities (USA), Inc. at 1-877-649-6848 and Morgan Stanley & Co. LLC at 1-866-718-1649.

1.25% Notes due September 2017 (the “Tranche 1 Notes”)

Maturity Date	We will repay the Tranche 1 Notes on September 26, 2017 at 100% of their principal amount plus accrued interest.

Issue Date	September 26, 2012.

Issue Price	99.691% of the principal amount, plus accrued interest, if any, from and including September 26, 2012 to the date the Tranche 1 Notes are delivered to investors.

Interest Rate	1.25% per annum.

Interest Payment Dates	Semi-annually on March 26 and September 26 of each year, commencing March 26, 2013 up to and including the maturity date for the Tranche 1 Notes, subject to the applicable business day convention.

Business Day Convention	Following, Unadjusted.

Day Count Fraction	30/360.

Optional Make-Whole Redemption	We have the right to redeem the Tranche 1 Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of such Notes plus accrued interest to the date of redemption and (2) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 10 basis points.

2.50% Notes due September 2022 (the “Tranche 2 Notes” and, together with the Tranche 1 Notes, the “Notes”)

Maturity Date	We will repay the Tranche 2 Notes on September 26, 2022 at 100% of their principal amount plus accrued interest.

Issue Date	September 26, 2012.

Issue Price	98.699% of the principal amount, plus accrued interest, if any, from and including September 26, 2012 to the date the Tranche 2 Notes are delivered to investors.

Interest Rate	2.50% per annum.

Interest Payment Dates	Semi-annually on March 26 and September 26 of each year, commencing March 26, 2013 up to and including the maturity date for the Tranche 2 Notes, subject to the applicable business day convention.

Business Day Convention	Following, Unadjusted.

Day Count Fraction	30/360.

Optional Make-Whole Redemption

We have the right to redeem the Tranche 2 Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of such Notes plus accrued interest to the date of redemption and (2) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 15 basis points.

The following terms apply to each tranche of the Notes:

Business Days	New York.

Ranking

The Notes will rank equally with all present and future unsecured and unsubordinated indebtedness of Vodafone. Because we are a holding company, the Notes will effectively rank junior to any indebtedness or other liabilities of our subsidiaries.

Regular Record Dates for Interest

With respect to each interest payment date, the regular record date for interest on global securities in registered form will be the close of business on the Clearing System Business Day prior to the date for payment, where “Clearing System Business Day” means Monday to Friday, inclusive, except December 25 and January 1. The regular record date for interest on debt securities that are represented by physical certificates will be the date that is 15 calendar days prior to such date, whether or not such date is a business day.

Payment of Additional Amounts

We intend to make all payments on the Notes without deducting United Kingdom (U.K.) withholding taxes. If any deduction is required on payments to non-U.K. investors, we will pay additional amounts on those payments to the extent described under “Description of Debt Securities We May Offer—Payment of Additional Amounts” in the prospectus.

Optional Tax Redemption

We may redeem the Notes before they mature if we are obligated to pay additional amounts due to changes on or after the date of this final term sheet in U.K. withholding tax requirements, a merger or consolidation with another entity or a sale or lease of substantially all our assets and other limited circumstances described under “Description of Debt Securities We May Offer—Payment of Additional Amounts” in the prospectus. In that event, we may redeem the Notes in whole but not in part on any interest payment date, at a price equal to 100% of their principal amount plus accrued interest to the date fixed for redemption.

Adjusted Treasury Rate

“Adjusted treasury rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

“Comparable treasury issue” means the U.S. Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of such notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of such notes.

“Comparable treasury price” means, with respect to any redemption date, the average of the reference treasury dealer quotations for such redemption date.

“Quotation agent” means the reference treasury dealer appointed by the trustee after consultation with us. “Reference treasury dealer” means any primary U.S. government securities dealer in New York City selected by the trustee after consultation with us.

“Reference treasury dealer quotations” means with respect to each reference treasury dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue (expressed as a percentage of its principal amount) quoted in writing to the trustee by such reference treasury dealer at 5:00 p.m. Eastern Standard Time on the third business day preceding such redemption date.

Listing

We will file an application to list the Notes on the New York Stock Exchange. We expect that the Notes will be eligible for trading on the New York Stock Exchange within 30 days after delivery of the Notes.

Use of Proceeds	We intend to use the net proceeds from the sale of the Notes for general corporate purposes.

Risk Factors

You should carefully consider all of the information in this final term sheet, the prospectus supplement and the prospectus, which includes information incorporated by reference. In particular, you should evaluate the specific factors under “Risk Factors” beginning on page 5 of the prospectus and “Principal risk factors and uncertainties” beginning on page 51 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2012 for risks involved with an investment in the Notes.

Trustee and Principal Paying Agent	The Bank of New York Mellon.

Timing and Delivery	We currently expect delivery of the Notes to occur on or about September 26, 2012.

Underwriters	Barclays Capital Inc. Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC